BB 6/27

SO 6/27


RECD S.E.C.
JUN 2 6 2003
538

SECURITIES AND EXCHANGE COMMISSION


03052019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McDonnell, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Peoria St., Suite 7C
(No. and Street)

Chicago (City) — Illinois (State) — 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Shapiro — 847/679-4552 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — if individual, state last, first, middle name)

9661 West 143rd Street (Address) — Orland Park (City) — Illinois (State) — 60462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Peter McDonnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonnell, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


"OFFICIAL SEAL"
Patricia Dudink Rogers
Notary Public
Nov. 6, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDONNELL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	211,730
Deposit with clearing firm		30,994
Accounts receivable - customers, net of allowance for doubtful accounts of $10,000		207,877
Exchange membership, at cost		81,750
Furniture and equipment, less accumulated depreciation of $205,007		36,425
Other assets		1,210
Total assets	$	569,986

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$	13,816
Accrued expenses		6,600
Total accounts payable and accrued expenses		20,416
Liabilities subordinated to claims of general creditors		115,000
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 303 shares issued and 203 shares outstanding		372,500
Additional paid-in capital		27,000
Retained earnings		35,070
Total shareholder's equity		434,570
Total liabilities and shareholder's equity	$	569,986

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions	$ 1,785,554	
Other income	191,392	
Dividends and interest	6,524	
Total revenues		$ 1,983,470
Expenses:		
Employee compensation and benefits	1,234,917	
Execution costs, including brokerage, exchange and clearance fees	497,518	
Communication expenses	23,439	
Occupancy costs	67,612	
Other operating expenses	94,306	
Total expenses		1,917,792
Net income		$ 65,678

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2001	203	$ 372,500	$ 27,000	$ 44,392	$ 443,892
Net income	-	-	-	65,678	65,678
Distributions	-	-	-	(75,000)	(75,000)
Balance at December 31, 2002	203	$ 372,500	$ 27,000	$ 35,070	$ 434,570

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at December 31, 2001	$	115,000
Maturities		(115,000)
Renewals		115,000
Subordinated liabilities at December 31, 2002	$	115,000

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income	$ 65,678	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	28,591	
Gain on sale of investment in exchange	(170,267)	
Changes in operating assets and liabilities:		
Increase in deposit with clearing firm	(330)	
Decrease in accounts receivable	4,189	
Decrease in other assets	3,356	
Increase in accounts payable and accrued expenses	10,093	
Net cash used by operating activities		$ (58,690)
Cash flows from investing activities:		
Proceeds from sale of investment in exchange	195,267	
Purchase of furniture and equipment	(16,987)	
Net cash provided by investing activities		178,280
Cash flows from financing activities:		
Distributions paid		(75,000)
Net increase in cash		44,590
Cash at beginning of year		167,140
Cash at end of year		$ 211,730

See notes to financial statements.

McDONNELL, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

McDonnell, Inc. (the "Company") (an Illinois corporation) is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). It is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA").

The Company is an executing broker for transactions on the Chicago Mercantile Exchange. It introduces its customer business in securities and commodities to other brokers who clear and carry the customer transactions.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual amounts could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are provided on the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Depreciation

Furniture and equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

McDONNELL, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

2. CASH FLOW INFORMATION

Interest and income taxes paid during the year were as follows:

Interest	$ 9,200
State income taxes	$ -

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $115,000 subordinated note with its shareholder that bears interest at 8.0%. The maturity date was extended in 2002 from February 28, 2002 to February 28, 2003. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest expense for the year ended December 31, 2002 was $9,200 and is included in other operating expenses.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

McDONNELL, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

5. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

7. OPERATING LEASE COMMITMENTS

The Company is leasing its office space from a related party through July 31, 2006. In addition to monthly payments, the Company is responsible for utilities. Rent expense for the year ended December 31, 2002 was $31,200.

Future minimum lease payments required under the operating lease are as follows:

2003	$	31,200
2004		31,200
2005		31,200
2006		18,200
Total	$	111,800

The Company also leases memberships on various exchanges on a month to month basis. Rent expense under these lease agreements for the year ended December 31, 2002 was $21,139.

8. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $363,634 and $100,000, respectively. The Company's net capital percentage was 5.61%. The net capital rule may effectively restrict the payment of cash dividends.

SUPPLEMENTARY INFORMATION

McDONNELL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total shareholder's equity	$	434,570
Additions:		
Allowable subordinated liabilities		115,000
Total capital and allowable subordinated liabilities		549,570
Deductions:		
Non-allowable assets		
Accounts receivable		65,931
Exchange membership		81,750
Furniture and equipment, net		36,425
Other assets		1,210
Net capital before haircuts on securities		364,254
Haircuts on securities:		
Other securities		620
Net capital		363,634
Net capital requirements (greater of 6 2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital	$	263,634
Aggregate indebtedness, total liabilities per statement of financial condition	$	20,416
Percentage of aggregate indebtedness to net capital		5.61

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

McDONNELL, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section (K)(2)(B) of that rule.


MULCAHY, PAURITSCH, SALVADOR & CO. LTD.

Certified Public Accountants/
Business and Personal Consultants

Board of Directors
McDonnell, Inc.
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of McDonnell, Inc. (the"Company") for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by McDonnell, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 as an introducing broker and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;(ii) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (iv) in making the daily computations of the segregation requirements of the Commodity Exchange Act and regulations thereunder and the segregation of funds based on such computations because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal control and of the practices and procedures are to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and (2) that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Company had no reporting requirements because it did not transact a business in securities directly with, or for, other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2002, no facts came to our attention that indicate that such conditions of exemption from Rule 15c3-3 were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of McDonnell, Inc. to achieve all the divisions of duties and cross-checks generally included in internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, the National Futures Association, the Chicago Board Options Exchange, the Chicago Mercantile Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC, and is not intended and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 5, 2003
Orland Park, Illinois